Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

Date of Board Meeting

The board of directors (the “Board”) of KE Holdings Inc. (the “Company,” together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that a meeting of the Board will be held on Tuesday, August 23, 2022, for the purpose of, among other things, considering and approving (i) the unaudited financial results of the Group for the three months ended June 30, 2022 and the publication, and (ii) the unaudited interim results of the Group for the six months ended June 30, 2022 and the publication.

The Company’s management will hold an earnings conference call on Tuesday, August 23, 2022, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing/Hong Kong Time on the same day.

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://register.vevent.com/register/BI1d14ef6c91f44696a550e19cd58f0d36

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

By Order of the Board

KE Holdings Inc.

Yongdong Peng

Chairman and Chief Executive Officer

Hong Kong, August 9, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.